Exhibit 99.1

Joint Filer Information

Form 4

Designated Filer :	Cleantech Europe II (A) L.P.

Other Joint Filers:	Cleantech Europe II (B) L.P., Cleantech II General Partner L.P., Cleantech II General Partner Limited, Zouk Capital LLP, Zouk Holdings Limited and Zouk Ventures Ltd.

Addresses:

The principal business address of each of the joint filers listed above except for ZHL and Cleantech GP LP is 100 Brompton Road, London, SW3 1ER, United Kingdom. The principal business address of ZHL is c/o State Street Global Services, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. The principal business address of Cleantech GP LP is 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom.

Date of Event Requiring Statement:	7/25/2015

Issuer Name and Ticker or Trading Symbol:	Lighting Science Group Corporation [LSCG]
Date:	7/28/2015